UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to __________

Commission file number 333-236022

A.Full title of the plan and the address of the plan, if different from that of the issuer named below:

BANCPLUS CORPORATION EMPLOYEE STOCK OWNERSHIP PLAN
WITH 401(k) PROVISIONS

B.Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BANCPLUS CORPORATION
1068 Highland Colony Parkway
Ridgeland, MS 39157

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
December 31, 2019 and 2018

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants
BancPlus Employee Stock Ownership Plan
With 401(k) Provisions
Ridgeland, Mississippi

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of BancPlus Employee Stock Ownership Plan With 401(k) Provisions (the Plan) as of December 31, 2019, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Assets (Held at Year End) as of December 31, 2019 and Schedule of Reportable Transactions for the year ended December 31, 2019 have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the Schedule of Assets (Held at Year End) and Schedule of Reportable Transactions are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

BKD, LLP
/s/ BKD, LLP

We have served as the Plan's auditor since 2008

Jackson, Mississippi

June 9, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Audit Committee
Chairman of the BancPlus Corporation Employee
Stock Ownership Plan with 401(k) Provisions

Opinion on the Financial Statement

We have audited the accompanying statement of net assets available for benefits of the BancPlus Corporation Employee Stock Ownership Plan with 401(k) Provisions (the Plan) as of December 31, 2018, and the related notes to the financial statement, (except as they relate to 2019 financial statement matters, which were audited by another firm) as listed in the accompanying table of contents. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of BancPlus Corporation Employee Stock Ownership Plan with 401(k) Provisions as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/T.E. Lott & Company

We have served as the Company’s auditor since 2020.

Columbus, Mississippi
June 4, 2020

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Net Assets Available for Benefits
December 31, 2019

	Allocated	Unallocated	Total
Assets
Investments, at Fair Value
Money market account	$450,714	$—	$450,714
Mutual funds	32,050,437	—	32,050,437
BancPlus Corporation common stock	79,308,392	4,617,171	83,925,563
Total investments	111,809,543	4,617,171	116,426,714
Receivables
Notes receivable from participants	707,476	—	707,476
Other receivables	79	—	79
	707,555	—	707,555
Total assets	112,517,098	4,617,171	117,134,269

Liabilities
Short term note payable	—	1,016,000	1,016,000
Notes payable	—	3,460,208	3,460,208
Total liabilities	—	4,476,208	4,476,208

Net Assets Available for Benefits	$112,517,098	$140,963	$112,658,061

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Net Assets Available for Benefits
December 31, 2018

	Allocated	Unallocated	Total
Assets
Investments, at Fair Value
Money market account	$1,860,695	$—	$1,860,695
Mutual funds	26,128,411	—	26,128,411
BancPlus Corporation common stock	70,506,600	3,835,600	74,342,200
Total investments	98,495,706	3,835,600	102,331,306
Receivables
Notes receivable from participants	797,277	—	797,277
Other receivables	24,968	—	24,968
	822,245	—	822,245
Total assets	99,317,951	3,835,600	103,153,551

Liabilities
Notes payable	—	2,962,415	2,962,415
Total liabilities	—	2,962,415	2,962,415

Net Assets Available for Benefits	$99,317,951	$873,185	$100,191,136

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2019

	Allocated	Unallocated	Total
Additions
Contributions
Employer	$1,690,950	$1,047,018	$2,737,968
Participant salary deferrals	2,912,576	—	2,912,576
Participant rollovers	771,672	—	771,672
Release of 25,380 shares of common stock of BancPlus Corporation at fair value for allocation	1,484,730	—	1,484,730
Total contributions	6,859,928	1,047,018	7,906,946
Investment Income
Dividends on BancPlus Corporation common stock	1,825,133	77,887	1,903,020
Interest income	14,074	—	14,074
Interest income on notes receivable from participants	49,952	—	49,952
Change in fair value of BancPlus Corporation common stock	11,777,563	781,571	12,559,134
Net appreciation in fair value of mutual funds	5,583,590	—	5,583,590
Total investment income	19,250,312	859,458	20,109,770
Transfer related to unsecured advance	1,016,000	—	1,016,000
Total additions	27,126,240	1,906,476	29,032,716

Deductions
Benefits Paid Directly to Participants
Cash	8,614,307	—	8,614,307
Stock	5,252,826	—	5,252,826
Loans deemed distributed	8,583	—	8,583
Total benefits paid	13,875,716	—	13,875,716
Release of 25,380 shares of common stock of BancPlus Corporation at fair value	—	1,484,730	1,484,730
Interest expense	—	137,968	137,968
Administrative expense	51,377	—	51,377
Transfer related to unsecured advance	—	1,016,000	1,016,000
Total deductions	13,927,093	2,638,698	16,565,791

Net Increase in Net Assets	13,199,147	(732,222)	12,466,925

Net Assets Available for Benefits, Beginning of Year	99,317,951	873,185	100,191,136

Net Assets Available for Benefits, End of Year	$112,517,098	$140,963	$112,658,061

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
Notes to the Financial Statements
December 31, 2019 and 2018

Note 1: Description of the Plan

The following description of the BancPlus Corporation (“BancPlus” or the “Company”) Employee Stock Ownership Plan with 401(k) Provisions (the “Plan”) provides only general information. Participants should refer to the Plan Document and Summary Plan Description for a more complete description of the Plan’s provisions, which are available from the Plan Administrator.

General

The Company established the Plan effective as of January 1, 1956. The Plan operates as a defined contribution plan, is designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended (the “Code”) and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. BankPlus (the “Bank”), a wholly-owned subsidiary of the Company, is the Trustee of the Plan. The Company is the Plan Sponsor and Administrator. The Plan’s recordkeeping is performed by the Bank and by EPIC Retirement Plan Services. The Bank also performs custodial functions for the Plan along with Mid-Atlantic Company. Mid-Atlantic Company became a custodian for the Plan on November 1, 2018.

The Plan purchased shares of the Company’s common stock using the proceeds of borrowings (see Note 5) and holds the stock in a trust established under the Plan. The borrowings are to be repaid over various terms by fully deductible employer contributions to the trust fund. As the Plan makes each payment of principal and interest, an appropriate percentage of common stock will be allocated to eligible employees’ accounts in accordance with applicable regulations under the Code.

Unallocated and Allocated Shares

The borrowings are collateralized by the unallocated shares of common stock. The lender has no rights against shares once they are allocated under the Plan. Accordingly, the Statements of Net Assets Available for Benefits of the Plan at December 31, 2019 and 2018 present separately the assets and liabilities and the Statement of Changes in Net Assets Available for Benefits for the year 2019 presents separately the changes therein pertaining to:

a.the accounts of employees with vested rights in allocated stock (allocated)

b.stock not yet vested or allocated to employees (unallocated)

Participation

The Plan is a defined contribution plan covering all full-time employees of the Bank who have completed 1,000 hours of service for the Plan year and are age 21 or older.

Vesting

Participants are fully vested in their salary reduction and rollover contributions and the Bank’s matching and basic contributions. Participants vest in the Bank’s optional contributions and earnings thereon at a rate of 20% for each year of service greater than two years and become fully vested upon completing six years of service. Participants terminating due to normal retirement, death, or disability will be 100% vested.

Put Option

Under federal income tax regulations, the employer stock that is held by the Plan and its participants and is not readily tradable on an established market or is subject to trading limitations includes a put right. This put right is a right to demand that the Company buy any shares of its stock distributed to participants for which there is no market. The put price is representative of the current appraised value of the stock.

Payment of Benefits

Participants are entitled to benefits upon termination of service due to death, disability or retirement. In addition, participants who are 100% vested and have completed five years of service in the Plan may request in-service distributions. A participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or may elect to receive installment payments over a period of not more than the participant’s assumed life expectancy (or assumed life expectancies for the participant and beneficiary). Net assets available for benefits include amounts allocated to the accounts of terminated participants. These accounts had a total balance of $20,488,953 and $18,588,222 and a vested balance of $20,420,723 and $18,535,401 at December 31, 2019 and 2018, respectively.

Distributions relating to the Company’s stock may be made in shares of the Company’s common stock or in cash, at the discretion of the participants.

Voting Rights

Each participant in the Plan is entitled to direct the Trustee as to the manner in which voting rights on shares of the Company’s common stock, which are allocated to the common stock account of such participant, are to be exercised with respect to any corporate matter which involves the voting of such shares, including the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction. The Trustee is permitted to vote any share for which instructions have not been given by a participant.

Diversification

Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in Company common stock into other investments. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account.

Contributions

The Bank makes (1) annual safe harbor matching contributions in the amount of 100% of the first 3% and 50% of the next 2% of the participant’s compensation contributed, and may make (2) discretionary matching contributions equal to a percentage of the participant’s contributions and/or (3) optional contributions to all eligible participants.

Participants may make (1) salary reduction contributions subject to Internal Revenue Service (“IRS”) and plan limits and (2) rollover contributions.

Participant Accounts

Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers the option to invest in the Company’s common stock, various participant- directed investment allocation options and participant-directed investments in mutual funds.

Each participant’s account is credited with the participant’s contributions and with an allocation of (1) the Company’s contribution, (2) plan earnings and (3) forfeitures of terminated participants’ nonvested accounts. Allocations of basic and optional contributions and forfeitures are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary reduction contributions.

Nonparticipant-directed investments are credited to individual participant accounts as of the last day of each plan year, with an allocation of shares of the Company’s common stock released by the Trustee from the unallocated account and forfeitures of terminated participants’ nonvested accounts. Only those participants who are eligible employees of the Company as of the last day of the plan year will receive an allocation. Allocations are based on a participant’s eligible compensation relative to total eligible compensation.

Forfeited Accounts

In 2019, $38,219 was forfeited and reallocated to participants.

Notes Receivable from Participants

The Plan Document includes provisions authorizing loans from the Plan to active eligible participants. Participants may borrow from their accounts a minimum of $2,500 up to a maximum of $50,000, or 50% of their account balance, whichever is less. Loans are secured by the balance in the participant’s account and bear interest at commercially reasonable rates as determined by the Plan Administrator. The term shall not exceed five years, except for the purchase or construction of a principal residence, and loans shall be made from the vested portion of a participant’s account.

Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon such termination of the Plan, the interest of each participant will be distributed to such participant or his or her beneficiary at the time prescribed by the plan terms and the Code. Upon termination of the Plan, the Administrative Committee, which is composed of individuals appointed by the board of directors, shall direct the Trustee to pay all liabilities and expenses and to sell shares of any financed stock held in the loan suspense account to the extent it determines such sale to be necessary in order to repay any outstanding loan.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting, with the exception of the payment of benefits, which is recognized as a reduction in the net assets available for benefits of the Plan as distributions are made to participants.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein at the date of the financial statements. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Quoted market prices, if available, are used to value investments. The Plan’s investment in company common stock is valued at estimated fair value, as determined by an annual independent appraisal, on December 31, 2019 and 2018. Mutual funds are valued at the net asset value of shares held by the Plan at year-end. Other marketable investments are stated at fair value based on closing quoted market prices on the last business day of the plan year.

Dividend income is accrued on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Net appreciation includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants

Notes receivable from participants are reported at amortized principal balance plus accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan Document.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.

Allocations

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to: (a) the accounts of employees with rights in allocated stock (“allocated”) and (b) stock not yet allocated to employees (“unallocated”), including shares that are committed to be released. Shares are released from collateral and become allocated generally in the period in which debt service is actually paid.

Administrative Expenses

Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receive compensation from the Plan. Administrative expenses of the Plan may be paid by the Company or the Plan at the Company’s discretion.

Plan Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated November 1, 2013, that the Plan and related trust are designed in accordance with applicable sections of the Code. Although the Plan has been amended since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the Code and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Note 3 - Investments

The following is a summary of the Plan’s investment in the Company’s common stock at December 31, 2019 and 2018.

	2019		2018
	Allocated	Unallocated	Allocated	Unallocated
Shares of Company common stock
Number of shares	1,355,699	78,926	1,410,132	76,712
Cost	27,563,853	1,604,566	27,039,834	1,470,983
Appraised value	79,308,392	4,617,171	70,506,600	3,835,600

The following is a summary of participant-directed and nonparticipant-directed investments in company common stock at December 31, 2019 and 2018.

	Number of	Appraised
	Shares	Value
December 31, 2019
Participant-directed	611,762	$35,788,101
Nonparticipant-directed	822,863	48,137,462
	1,434,625	$83,925,563

December 31, 2018
Participant-directed	670,489	$33,524,450
Nonparticipant-directed	816,355	40,817,750
	1,486,844	$74,342,200

Note 4 - Net Assets of Nonparticipant-directed Investments

	2019	2018
Investments
Money market account	$450,714	$1,860,695
Company common stock	48,137,462	40,817,707
Total investments	48,588,176	42,678,402
Liabilities
Short term notes payable	1,016,000	—
Notes payable	3,460,208	2,962,415
Net assets	$44,111,968	$39,715,987

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments follows.

2019
Additions to Net Assets
Employer contributions	$2,737,968
Investment Income
Dividends on Company common stock	1,053,264
Interest income	14,074
Interest income on notes receivable from participants	37,415
Change in fair value of Company common stock	7,319,712
Total investment income	8,424,465
Total additions	11,162,433
Deductions from Net Assets
Benefits paid to participants or their beneficiaries	8,335,438
Interest expense	137,968

8,473,406
Additions less deductions	2,689,027
Transfers from Participant-directed Investments	1,706,954
Change in net assets	$4,395,981

Note 5 - Notes Payable

In 2010, the Plan entered into a $1,435,760 term loan agreement with the Company. The proceeds of the loan were used to purchase 35,894 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2019, was 4.75%.

In 2011, the Plan entered into a $5,530,011 term loan agreement with the Company. The proceeds of the loan were used to purchase 140,892 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2019, was 4.75%.

In 2012, the Plan entered into a $2,887,500 term loan agreement with the Company. The proceeds of the loan were used to purchase 77,000 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2019, was 4.75%.

In 2019, the Plan entered into a $1,483,178 term loan agreement with the Company. The proceeds of the loan were to purchase 27,594 shares of the Company’s common stock. Unallocated shares are collateral for the loan. The agreement provides for the loan to be repaid over 10 years. The loan bears interest at a rate equal to The Wall Street Journal index, adjustable daily. The interest rate at December 31, 2019, was 4.75%.

In 2019, the Plan entered a $1,016,000 unsecured note agreement with the Company. The proceeds of the loan were used for ordinary operating expenses and purposes incidental to the ordinary operation of the Plan. The note is due on demand and does not bear interest. Plan management believes that the loan complies with the requirements of Department of Labor Prohibited Transaction Class Exemption 80-26.

The scheduled amortization of the Plan’s four term notes payable for the next five years and thereafter is as follows:

2020	$1,169,674
2021	889,267
2022	474,080
2023	185,330
2024	185,330
Thereafter	556,527
$3,460,208

Note 6 - Contributions

The following is a summary of contributions to the Plan for the years ended December 31, 2019.

	Nonparticipant	Participant
	Directed	Directed	Total
December 31, 2019
Employer contributions	$2,737,968	$—	$2,737,968
Participant salary deferrals	—	2,912,576	2,912,576
Participant rollovers	—	771,672	771,672
Total participant contributions	—	3,684,248	3,684,248
Total contributions	$2,737,968	$3,684,248	$6,422,216

Note 7 - Parties-in-interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Administrative expenses of the Plan have been paid by the Plan Sponsor. The following is a summary of parties-in-interest balances at December 31, 2019 and 2018.

	2019	2018
Company common stock	$83,925,563	$74,342,200
Notes receivable from participants	707,476	797,277
Notes payable	4,476,208	2,962,415
BankPlus Money Market #049	450,714	1,860,695
BankPlus Wealth Mgmt Aggressive	5,049,230	4,006,826
BankPlus Wealth Mgmt Cons Growth	1,060,472	734,079
BankPlus Wealth Mgmt Conservative	337,293	335,899
BankPlus Wealth Mgmt Growth	8,309,821	7,440,458
BankPlus Wealth Mgmt Mod Growth	6,795,170	6,084,787

Note 8 - Fair Value of Plan Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities that the Plan can access at the measurement date

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statements of net assets available for benefits measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2019 and 2018.

	Fair Value Measurements Using
		Quoted Prices
		in Active	Significant
		Markets for	Other	Significant
		Identical	Observable	Unobservable
		Assets	Inputs	Inputs
	Fair Value	(Level 1)	(Level 2)	(Level 3)
December 31, 2019
Money market account	$450,714	$450,714	$—	$—
Mutual funds	32,050,437	32,050,437	—	—
Company common stock	83,925,563	—	—	83,925,563
December 31, 2018
Money market account	$1,860,695	$1,860,695	$—	$—
Mutual funds	26,128,411	26,128,411	—	—
Company common stock	74,342,200	—	—	74,342,200

Following is a description of the valuation methodologies and inputs used for assets measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such assets pursuant to the valuation hierarchy. There have been no significant changes in the valuation techniques during the years ended December 31, 2019 or 2018. The Plan had no liabilities measured at fair value on a recurring basis. In addition, the Plan had no assets measured at fair value on a nonrecurring basis. For assets classified within Level 3 of the fair value hierarchy, the process used to develop the reported fair value is described below.

Investments

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 investments include money market accounts and mutual funds. If quoted market prices are not available, then fair values are estimated by using quoted prices of securities with similar characteristics or independent asset pricing services and pricing models, the inputs of which are market-based or independently sourced market parameters, including, but not limited to, yield curves, interest rates, volatilities, prepayments, defaults, cumulative loss projections and cash flows. Such securities are classified in Level 2 of the valuation hierarchy. In certain cases where Level 1 or Level 2 inputs are not available, securities are classified within Level 3 of the hierarchy and include Company common stock whose fair value is determined by an independent appraisal. The independent appraiser considers inputs such as general economic outlook, financial institution industry outlook, company history, company financial condition, the book value of company common stock, company earnings and dividend capacity, sales of company stock, and market prices of stock of other financial institutions whose stock is traded in a free and open market.

The independent appraisal uses the income approach and the market approach. The two approaches are then weighted to derive the fair market value. A discount rate, considered to be an unobservable input, of 11.76% and 11.90% as of December 31, 2019 and 2018, respectively, was utilized in the valuation.

Fair value determination for Level 3 measurements of Company common stock is the responsibility of the Trustee. The Trustee contracts with an independent appraiser on at least an annual basis to estimate fair value. The Trustee challenges the reasonableness of the assumptions used and reviews the methodology to ensure the estimated fair value complies with accounting standards generally accepted in the United States of America.

Level 3 Reconciliation

The following is a reconciliation of the beginning and ending balances of recurring fair value measurements recognized in the accompanying statements of net assets available for benefits using significant unobservable (Level 3) inputs.

BancPlus Corporation
Common Stock
2019
Balance, January 1	$74,342,200
Purchases	2,277,055
Distributions	(5,252,826)
Total realized and unrealized gains and losses included in change in net assets available for benefits	12,559,134
Balance, December 31	$83,925,563

Realized and unrealized gains and losses in Company common stock and mutual funds, which are included in net increase in net assets available for benefits for the year ended December 31, 2019, are reported in change in fair value of Company common stock and net appreciation in fair value of mutual funds in the statements of changes in net assets available for benefits.

Note 9 - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Note 10 - Subsequent Events

In the first quarter of 2020, the outbreak of the novel coronavirus (“COVID-19”) was declared a pandemic by the World Health Organization. The spread of COVID-19 has created a global public health crisis that has resulted in unprecedented uncertainty, volatility and disruption in financial markets, including negatively impacting common stock share prices for most companies, including the Company. The COVID-19 outbreak continues to evolve rapidly and its future effects on the Plan cannot be reasonably estimated at this time.

Supplemental Schedules

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
EIN 64-0655312 PN 001
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2019

(a)	Identity of Issuer (b)	Maturity Date, Rate of Interest, Units or Par Value (c)	Cost (d)	Current Value (e)
	Money Market Accounts
*	BankPlus Money Market #049	450,714 shares	$405,714	$405,714

	Mutual Funds
	American Fds Europacific Growth		N/A	334,609
	Artisan International		N/A	30,708
*	BankPlus Wealth Mgmt Aggressive		N/A	5,049,230
*	BankPlus Wealth Mgmt Conservative		N/A	337,293
*	BankPlus Wealth Mgmt Cons Growth		N/A	1,060,472
*	BankPlus Wealth Mgmt Growth		N/A	8,309,821
*	BankPlus Wealth Mgmt Mod Growth		N/A	6,795,170
	ClearBridge Aggressive Growth		N/A	138,477
	Columbia Acorn International		N/A	66,599
	DoubleLine Total Return Bond		N/A	279,102
	Ishares MSCI EAFE Index Fund		N/A	83,073
	Invesco Opp Developing Markets		N/A	228,541
	Invesco Qqq Trust		N/A	776,667
	Loomis Sayles Investment Grade Bond Fund		N/A	121,961
	Pimco Income Fund		N/A	68,780
	Pimco RAE PLUS		N/A	226,704
	Reliance Metlife Stable Value		N/A	3,199,900
	SPDR S&P 500		N/A	2,413,404
	Vanguard Inflation Protected Securities		N/A	65,952
	Vanguard Mid Cap ETF		N/A	1,236,056
	Vanguard MSCI Emerging Markets ETF		N/A	169,731
	Vanguard Small Cap ETF		N/A	789,319
	Vanguard Total Bond Market ETF		N/A	138,296
	WisdomTree US MidCap Earnings ETF		N/A	130,572
	Total mutual funds			32,050,437

*	BancPlus Corporation common stock	1,434,625 shares	29,168,419	83,925,563

*	Notes receivable from participants, payable semimonthly	1/29/20-12/23/24
		3.75%-7.50%	707,476	707,476
	* - Denotes party-in-interest
	N/A - Cost information not required for participant-directed investments

BancPlus Corporation
Employee Stock Ownership Plan
with 401(k) Provisions
EIN 64-0655312 PN 001
Schedule H, Line 4j – Schedule of Reportable Transactions
Year Ended December 31, 2019

Current
					Expenses		Value of
					Incurred		Asset on
		Purchase	Selling	Lease	with	Cost of	Transaction	Net Gain or
Identity	Description	Price	Price	Rental	Transaction	Asset	Date	(Loss)
BankPlus	Money Market #049
	Purchases	$7,173,627	$—	$—	$—	$7,173,627	$7,173,627	$—
	Sales	—	8,583,608	—	—	8,583,608	8,583,608	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned duly authorized.

BANCPLUS CORPORATION
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH CODE SECTION 401(K) PROVISIONS)

By:	/s/ Lisa McDaniel
Lisa McDaniel
First Vice President & HR Operations Director

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of the Independent Registered Public Accounting Firm - BKD, LLP

23.2	Consent of the Independent Registered Public Accounting Firm - T.E. Lott & Company